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                                                                      Exhibit 19

                            [LETTERHEAD OF KELLWOOD]

                                 March 20, 2002

Mr. Edward Kittredge
Chairman & CEO
Gerber Childrenswear, Inc.
1333 Broadway, Suite 700
New York, NY 10018

       RE: Confidentiality Agreement between Kellwood Company and Gerber Childrenswear, Inc.

Dear Ed:

In connection with the proposed transaction between Kellwood Company (the "Company" or "Kellwood") and Gerber Childrenswear Inc. ("Gerber" or "you"), the special committee of Gerber's board of directors (the "Special Committee") has requested to review certain information and materials concerning Kellwood and its subsidiaries. Such information shall be used by the Special Committee in order to evaluate the proposed transaction (the "Transaction") on behalf of Gerber's stockholders and by First Union Securities, Inc. d/b/a Wachovia Securities ("Wachovia"), in connection with their preparation and issuance of a fairness opinion (the "Fairness Opinion") addressed to the Special Committee or Gerber and relating to the Transaction.

As a condition to Kellwood furnishing such information to the Special Committee and Wachovia, Gerber agrees to treat any information concerning the Company which is furnished to Wachovia or Gerber, whether furnished before or after the date of this letter and regardless of the manner in which it is furnished, together with analyses, compilations, studies or other documents or records prepared by you or any of your directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and any representatives of your advisors) (collectively, "Representatives") to the extent that such analyses, compilations, studies, documents or records contain or otherwise reflect or are generated from such information (hereinafter collectively referred to as the "Evaluation Material"), in accordance with the provisions of this agreement. The term "Evaluation Material" does not include information which (i) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its advisors, or
(iii) was within your possession prior to its being furnished to you by or on behalf of the Company.

You hereby agree that the Evaluation Material is being provided solely for the purposes described in the first paragraph of this letter agreement, and that such information will be kept confidential by you and your partners, directors, officers and employees.

In addition, without the prior written consent of the Company, you agree that you will not, and you will direct your Representatives not to, disclose to any person (i) the content or nature of any of the Evaluation Material or (ii) the fact that the Evaluation Material has been made available to you and/or Wachovia; except that you and Wachovia may disclose such facts and

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information (x) to your respective Representatives to the extent such
Representatives need to know such facts and information for the purposes described in the first paragraph of this letter agreement and (y) subject to the following paragraph, as otherwise required by applicable laws.

In the event that you or any of your Representatives are requested or required (by statute, rule, regulation, oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, it is agreed that you will provide the Company with prompt notice of such request so that the Company may seek an appropriate protective order or other appropriate remedy and/or waive compliance by you or any of your Representatives with the provisions of this agreement. In the event that such protective order or other remedy is not obtained, or that the Company grants a waiver hereunder, you or any of your Representatives may furnish that portion of the Evaluation Material which you are requested or required to disclose and, upon the Company's request and at its expense, will exercise their reasonable efforts to obtain reliable assurances that confidential treatment will be accorded any Evaluation Material so furnished.

You understand and acknowledge that any and all information contained in the Evaluation Material is being provided without any representation or warranty, express or implicit, as to the accuracy of completeness of the Evaluation Material, on the part of the Company. You agree that none of the Company, or any of its respective affiliates or representatives shall have any liability to you or any of your Representatives relating to or resulting from the use of the Evaluation Material.

All Evaluation Material disclosed by the Company shall be and shall remain the property of the Company. Within five days after being so requested by the Company, you shall return or destroy all documents thereof furnished to you and/or in the possession of you or your partners, directors, officers or employees. Except to the extent a party is advised in writing by counsel such destruction is prohibited by law, you will also destroy all written material, memoranda, notes, copies, excerpts and other writings or recordings whatsoever which constitutes Evaluation Material and is in your possession or the possession of your partners, directors, officers or employees.

You agree not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee or agent of the Company regarding its business, operations, prospects or finances, except with the express permission of W. Lee Capps or the undersigned.

You agree that unless and until a definitive agreement regarding the Transaction between the Company and you has been executed, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of this agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction between the Company and you, and to terminate discussions and negotiations with you at any time.

This agreement is for the benefit of the Company and shall be governed and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of law thereof. Your obligations under this agreement shall expire two years from the date hereof. It is understood that the Company may institute appropriate proceedings against you to enforce its right hereunder and that money damages may not be a sufficient remedy for any violation of the terms of this Agreement and, accordingly, the Company shall be entitled to specific performance and injunctive relief as remedies for any violation. These remedies shall not be deemed to be the exclusive remedies for a violation of

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the terms of this Agreement but shall be in addition to all other remedies available to the Company at law or equity.

This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

                                                        Sincerely,

                                                        /s/ Hal J. Upbin
                                                        Hal J. Upbin

ACKNOWLEDGED AND AGREED:

GERBER CHILDRENSWEAR, INC.

By: /s/ Edward Kittredge
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Title: CHAIRMAN & CEO
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Date: 3/25/02
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